                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       ----------------------------------

                                  SCHEDULE TO/A

                          TENDER OFFER STATEMENT UNDER
  SECTION 14(d)(1) OR SECTION 13(e) (1) OF THE SECURITIES EXCHANGE ACT OF 1934

                         EVERFLOW EASTERN PARTNERS, L.P.
                                (Name of Issuer)

                    EVERFLOW EASTERN PARTNERS, L.P. (ISSUER)
                        (Name of Person Filing Statement)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 Not Applicable
                      (CUSIP Number of Class of Securities)

                                                                                    Copy to:
                      Thomas L. Korner, President                          Michael D. Phillips, Esq.
                     Everflow Eastern Partners, L.P.                     Calfee, Halter & Griswold LLP
                         585 West Main Street                           1400 McDonald Investment Center
                         Canfield, Ohio  44406                                800 Superior Avenue
                            (330)533-2692                                    Cleveland, Ohio  44114
                                                                                  (216)622-8200
(Name, Address and Telephone Number of Person Authorized to Receive
  Notices and Communications on Behalf of Person Filing Statement)


                                 April 30, 2004
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


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     Transaction Valuation: 571,474 Units of              Amount of Filing Fee*
Limited Partnership Interest at $    12.44    per Unit      $      900.73
                                 ------------               -------------
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     * Previously paid.  Calculated at $126.70 per million of Transaction Value.

| | Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or Schedule and the date of its filing.

       Amount Previously Paid:                                                  Not Applicable
                              -----------------------------------------
       Form of Registration No.:                                                Not Applicable
                                ---------------------------------------
       Filing Party:                                                            Not Applicable
                    ---------------------------------------------------
       Date Filed:                                                              Not Applicable
                  -----------------------------------------------------

| | Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

| |    third-party tender offer subject to Rule 14d-1.

|X|    issuer tender offer subject to Rule 13e-4.
                                      ----------
| |    going-private transaction subject to Rule 13e-3.
                                            ----------
| |    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.
|X|

         On April 30, 2004, Everflow Eastern Partners, L.P., a Delaware limited partnership (the "Company") offered to purchase up to 571,474 of its units of limited partnership interests (the "Units") at a price of $12.44 per Unit in cash (the "Purchase Price"), upon certain terms and conditions (the "Offer to Purchase"). Effective June 30, 2004, the Company accepted an aggregate of 23,865 Units at a price of $12.44 per Unit, net to Sellers in cash, for an aggregate amount of $296,881. Immediately after the acceptance of the tendered Units by the Company, there were 5,690,874 Units outstanding.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      July 2, 2004             EVERFLOW EASTERN PARTNERS, L.P.

                                    By:      EVERFLOW MANAGEMENT LIMITED, LLC
                                             General Partner

                                    By:      EVERFLOW MANAGEMENT CORPORATION
                                             Managing Member

                                    By:      /s/William A. Siskovic
                                             ----------------------------------
                                             William A. Siskovic
                                             Vice President and Treasurer